 Exhibit (a)(1)(v)

DTF TAX-FREE INCOME INC.
200 SOUTH WACKER DRIVE, SUITE 500
CHICAGO, ILLINOIS 60606

DEAR STOCKHOLDER:

At a meeting held on November 23, 2020, the Board of Directors of DTF Tax-Free Income Inc. (the “Fund”) approved a tender offer to purchase up to 17.5% of the Fund’s outstanding shares of common stock, par value $0.01 per share (the “Shares”). The offer is for cash at a price equal to 98% of the Fund’s net asset value (“NAV”) as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on January 8, 2021, or if the Offer is extended, on the next trading day after the day to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund’s Shares. The deadline for participating in the Offer is 11:59 p.m., New York City time, January 7, 2021, or such later date to which the Offer is extended (the “Expiration Date”). The pricing date for the Offer is the close of regular trading on the NYSE on January 8, 2021, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the next trading day after the Expiration Date. Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted promptly after the Expiration Date of the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

As of November 30, 2020, the Fund’s NAV was $16.02 per Share and 8,520,685 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting AST Fund Solutions, LLC, the Fund’s Information Agent, toll free at (888) 628-1041.

None of the Fund, its Board of Directors (the “Board”) or its adviser is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to AST Fund Solutions, LLC, the Fund’s Information Agent, toll free at (888) 628-1041.

Sincerely,

/s/ Nathan I. Partain
Nathan I. Partain
President and Chief Executive Officer

DTF TAX-FREE INCOME INC.

December 8, 2020

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